Filed Pursuant To Rule 433

Registration No. 333-180974

October 17, 2014

SPDR GLD GOLD SHARES

Precise in a world that isn't.

As of 09/30/2014

SPDR® Gold Shares

GLD

INDEX TICKER
N/A

INTRADAY NAV TICKER
GLDIV

FUND INCEPTION DATE
11/18/2004

OBJECTIVE
The objective of the SPDR® Gold Trust is for the Shares to reflect the performance of the price of gold bullion, less the Trust's expenses.

Ordinary brokerage commissions may apply.

THE PRICE OF GOLD
The spot price for gold bullion is determined by market forces in the 24-hour global over-the-counter (OTC) market for gold. The OTC market accounts for most global gold trading, and prices quoted reflect the information available to the market at any given time. The price, holdings, and net asset value of Gold Shares, as well as market data for the overall gold bullion market, can be tracked daily at spdrgoldshares.com.

PERFORMANCE

TOTAL RETURN	NAV (%)	MARKET VALUE (%)	LONDON PM FIX (%)
QTD	-7.59	-9.00	-7.49
YTD	0.95	0.00	1.00
ANNUALIZED			
1 YEAR	-8.66	-9.00	-8.29
3 YEAR	-9.46	-10.00	-9.10
5 YEAR	3.67	3.00	4.08
SINCE FUND INCEPTION	10.36	10.00	10.80

	(%)
Gross Expense Ratio‡	**0.40**

Performance quoted represents past performance, which is no guarantee of future results. Investment return and principal value will fluctuate, so you may have a gain or loss when shares are sold. Current performance may be higher or lower than that quoted. Visit spdrs.com for most recent month-end performance.

The market price used to calculate the Market Value return is the midpoint between the highest bid and the lowest offer on the exchange on which the shares of the Fund are listed for trading, as of the time that the Fund's NAV is calculated. If you trade your shares at another time, your return may differ.

ADVANTAGES

Easily Accessible	Listed on the NYSE Arca.	Transparent	There exists a 24-hour global over-the-counter market for gold bullion, which provides readily available market data. The price, holdings and net asset value of Gold Shares, as well as market data for the overall gold bullion market, can be tracked daily at: www.spdrgoldshares.com.
Secure	The Gold Shares represent fractional, undivided interests in the Trust, the primary asset of which is allocated (or secured) gold.		
Cost Effective	For many investors, the transaction costs related to the Gold Shares are expected to be lower than the costs associated with the purchase, storage and insurance of physical gold.	Flexible	Gold Shares are listed on the New York Stock Exchange Arca (NYSE Arca: GLD) and trade the same way ordinary stocks do. It is possible to buy or sell Gold Shares continuously throughout the trading day on the exchange at prices established by the market. Additionally, it is possible to place market, limit and stop-loss orders of Gold Shares.
Liquid	Structure allows for baskets to be created and redeemed according to market demand, creating liquidity.		

‡The Sponsor and the Marketing Agent have agreed to reduce the fees payable to them from the assets of the Trust to the extent required so that the estimated ordinary expenses of the Trust do not exceed an amount equal to 0.40% per annum of the daily net asset value. Investors should be aware that if the value of the Trust assets is less than approximately $388 million, the ordinary expenses of the Trust will be accrued at a rate greater than 0.40% per year of the daily ANAV of the Trust even after the Sponsor and the Marketing Agent have completely reduced their combined fees of 0.30% per year of the daily ANAV of the Trust. This amount is based on the estimated ordinary expenses of the Trust.

The gross expense ratio is the fund's total annual operating expenses ratio. It is gross of any fee waivers or expense reimbursements. It can be found in the fund's most recent prospectus.

Neither diversification nor asset allocation ensure profit or guarantee against loss.

WORLD GOLD COUNCIL

SPDR® Gold Shares
As of 09/30/2014
KEY FACTS MANAGEMENT
Bloomberg SPDR Sponsor World Gold Trust Services, LLC
Ticker Symbol GLD Custodian HSBC Bank USA, N.A.
CUSIP 78463V107 Trustee Bank of New York
Exchange NYSE ARCA EXCHANGE Marketing Agent State Street Global Markets, LLC
Short Sale Eligible Yes
Margin Eligible Yes
Investing in commodities entail significant risk and is not appropriate for all investors.
Commodities and commodity-index linked securities may be affected by changes in overall market movements, changes in interest rates, and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.
While the shares of ETFs are tradable on secondary markets, they may not readily trade in all market conditions and may trade at significant discounts in periods of market stress.
ETFs trade like stocks, are subject to investment risk, fluctuate in market value and may trade at prices above or below the ETFs net asset value. Brokerage commissions and ETF expenses will reduce returns.
Important Information Relating to SPDR Gold Trust:
The SPDR Gold Trust (“GLD”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission
(“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering.You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting www.spdrgoldshares.com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 1-866-320-4053.
GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in GLD. Please see the GLD prospectus for a detailed discussion of the risks of investing in GLD shares.
“SPDR” is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and has been licensed for use by State Street Corporation. No financial product offered by State Street Corporation or its affiliates is sponsored, endorsed, sold or promoted by S&P or its affiliates, and S&P and its affiliates make no representation, warranty or condition regarding the advisability of buying, selling or holding units/shares in such products. Further limitations that could affect investors’ rights may be found in GLD’s prospectus.
For more information contact State Street Global Markets, LLC, One Lincoln Street, Boston, MA, 02111, 866.320.4053 or visit www.spdrgoldshares.com.
Not FDIC Insured * No Bank Guarantee * May Lose Value
Date of First Use: October 2014
Expiration Date: 01/20/2015 20141014/13:23 ETF-GLD

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.